FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 6TH OF MAY 2014

1.            DATE, TIME AND PLACE: On the 6th of May, 2014, at 2:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Pedro Testa.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was called on May 5th, 2014, as the advance period was waived by all the members of the Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Antoine Marie Lazare Giscard d’Estaing, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago and Mrs. Maria Helena dos Santos Fernandes Santana were present. Also present Mr. Ronaldo Iabrudi, Chief Executive Officer, and Christophe Hidalgo. Also present Mr. German Quiroga, CEO of NovaPontocom Comércio Eletrônico S.A.

4.            AGENDA: Information on a project of corporate reorganization involving the Company's investment in Nova Pontocom Comércio Eletrônico S.A. (“Nova”)

5.            RESOLUTIONS: The meeting was commenced by the Chairman of the Board of Directors, Mr.  Jean-Charles Naouri. Then, Mr. Ronaldo Iabrudi presented a project, discussed with the management of the controlling shareholder Casino Guichard-Perrachon (“Casino”) and consistent with the recommendations of its financial advisers, to create an e-commerce company present worldwide, involving Nova and other e-commerce companies of the Casino Group ("Project"), specially Cdiscount in France, and also certain assets in Colombia (in partnership with Exito, a company controlled by Casino), and Asia (in partnership with Big C Thailand and Big C Vietnam, companies also controlled by Casino). The Project aims at the combination of e-commerce business developed by the Casino Group under an international holding company ("NewCo"), whose shares shall trade at international stock exchanges. The combination of business through the creation of NewCo has the goal of creating a company of international significance in e-commerce business. The Company's management believes, in principle, and based on the study presented by the financial advisors, that the Project may benefit the companies involved and, therefore, has decided to submit it to the Board of Directors. After the presentations and after the related discussions, the members of the Board of Directors resolved (i) unanimously, to authorize the Company’s management to continue the analysis and preparations necessary for the possible implementation of the Project; (ii)  unanimously, in accordance with the Policy on Related Party Transactions of the Company, to create a Special Committee to review and discuss the terms of the Project and subsequently issue a recommendation to this Board. For this purpose, the Board of Directors appointed Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Corrêa do Lago and Mrs. Maria Helena Santana dos Santos Fernandes to be part of the Special Committee; and (iii)  with the abstention of the Board members appointed to the Special Committee, to fix the extraordinary remuneration to which such directors are entitled as members of the Special Committee. The Special Committee is authorized to, if it deems necessary, hire external and independent advisers to its assistance and to conduct specific studies, as well as to meet with the special committee created by Via Varejo’s Board of Directors. The Company’s management is also authorized to study and analyse the details of the Project, as well as to interact, whenever necessary, with the Special Committee.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, May 6th 2014. Signatures: Chairman – Jean-Charles Naouri; Secretary – Pedro Testa. Jean-Charles Naouri, Arnaud Strasser, Maria Helena dos Santos Fernandes Santana, Yves Desjacques, Antoine Marie Lazare Giscard d’Estaing, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Eleazar de Carvalho Filho and Luiz Aranha Corrêa do Lago. I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

São Paulo, May 6th 2014.

Pedro Testa

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 6, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.